UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

STERIS Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

859152100

(CUSIP Number)

Norman J. Harrison

Breeden Capital Management LLC

100 Northfield Street

Greenwich, Connecticut 06830

(203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,884,216
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,884,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.87%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,841,731
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,841,731

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,841,731
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.58%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 515,880
9. Sole Dispositive Power 0
10. Shared Dispositive Power 515,880

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,880
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.83%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,526,605
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,526,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.46%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,526,605
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,526,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.46%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,357,611
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,357,611

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,357,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.41%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,884,216
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,884,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.87%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Richard C. Breeden, a citizen of the United States of America (“Mr. Breeden”) with the Securities and Exchange Commission on February 8, 2008 (the “Schedule 13D”), relating to the common shares, no par value (“Common Shares”), of STERIS Corporation, an Ohio corporation (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.

Items 3 and 5 of the Schedule 13D are hereby amended and supplemented to add the following:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 4,884,216 Common Shares reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $114.6 million. The Common Shares that are reported on this Statement on Schedule 13D were acquired with investment capital of the Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, the Delaware Fund owned 515,880 Common Shares both beneficially and as direct owner, representing approximately 0.83% of the outstanding Common Shares; the California Fund owned 2,841,731 Common Shares both beneficially and as direct owner, representing approximately 4.58% of the outstanding Common Shares; and Holdco owned 1,526,605 Common Shares both beneficially and as direct owner, representing approximately 2.46% of the outstanding Common Shares. As of the date hereof, the 4,884,216 Common Shares beneficially owned in the aggregate by the Fund, which Common Shares may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 7.87% of the Company’s outstanding Common Shares. All percentages set forth in this paragraph relating to beneficial ownership of Common Shares are based upon 62,065,799 shares outstanding, which is the total number of shares outstanding as of January 31, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007.

For purposes of disclosing the number of Common Shares beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund and the California Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all the Common Shares that are owned beneficially and directly by the Delaware Fund and the California Fund. The Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially all the Common Shares that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all the Common Shares that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund and Holdco each disclaims beneficial ownership of the Common Shares held directly by the others.

(c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2008

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the Common Shares effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Date	Shares Purchased for the Account of the Delaware Fund	Shares Purchased for the Account of the California Fund	Shares Purchased for the Account of Holdco	Price per Share
1/31/08	17,640	42,113	20,247	$23.67
1/31/08	4,763	11,370	5,467	$24.49
2/1/08	27,409	65,433	31,458	$24.50
2/1/08	115,545	275,839	132,616	$24.50
2/4/08	2,205	5,264	2,531	$24.49
2/4/08	5,513	13,160	6,327	$24.49
2/4/08	33,076	78,961	37,963	$24.45
2/4/08	66,152	157,923	75,925	$24.44
2/5/08	2,889	6,896	3,315	$24.38
2/5/08	11,025	26,321	12,654	$24.37
2/5/08	14,333	34,217	16,450	$24.41
2/5/08	16,538	39,481	18,981	$24.41
2/5/08	44,101	105,282	50,617	$24.42
3/3/08	88	211	101	$24.20
3/3/08	1,388	3,323	1,589	$24.00
3/3/08	22,026	52,745	25,229	$24.10
3/4/08	154	369	177	$24.11
3/5/08	24,030	57,545	27,525	$24.60
3/6/08	5,507	13,186	6,307	$24.73
3/6/08	22,026	52,745	25,229	$24.75
3/6/08	22,026	52,745	25,229	$24.74
3/7/08	419	1,002	479	$24.64
3/10/08	38,966	96,249	45,628	$24.64